Exhibit 12.1

FHLBank Topeka
Calculation of Earnings to Fixed Charges
(in thousands)

	12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004
Earnings
Income Before Assessments	$38,777	$204,816	$186,041	$185,627	$127,989
Total Fixed Charges	1,642,925	2,517,128	2,238,914	1,500,725	798,103
Capitalized Interest	0	0	0	0	0
Total Earnings	1,681,702	2,721,944	2,424,955	1,686,352	926,092

Fixed Charges
Interest Expense[1]	1,642,925	2,517,128	2,238,914	1,500,725	798,103
Capitalized Interest	0	0	0	0	0
Estimated Interest Attributable to Rental Expense [2]	0	0	0	0	0
Total Fixed Charges	$1,642,925	$2,517,128	$2,238,914	$1,500,725	$798,103

Earnings to Fixed Charges Ratio	1.02	1.08	1.08	1.12	1.16
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1      For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.
2      The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.